UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

PEDEVCO Corp.

(Name of Issuer)

Warrants to Purchase Common Stock

(Title of Class of Securities)

70532Y204

(CUSIP Number)

Mark Feuer; 105 Madison Avenue, 19th Floor, New York, New York 10016; 646-356-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70532Y204	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B ASSET MANAGER, LP1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

0[1]
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

0[1]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%[1]
12.	TYPE OF REPORTING PERSON (see instructions) PN

[1]	As reflected on the Schedule 13G/A (Amendment No. 1) filed on February 14, 2017 by B Asset Manager LP (“BAM”), BAM filed as investment manager on behalf of the Senior Health Insurance Company of Pennsylvania, BBLN-Pedco Corp. and BHLN-Pedco Corp. (collectively, the “Former Investors”). BAM is no longer serving as investment manager to the Former Investors and, as such, they are no longer Reporting Persons filing as a group herein.

CUSIP No. 70532Y204	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer Pedevco Corp.

(b)	Address of Issuer’s Principal Executive Offices 4125 Blackhawk Plaza Circle Suite 201 Danville, CA 94506

Item 2.

(a)	Name of Person Filing 1. B ASSET MANAGER, LP

(b)	Address of the Principal Office or, if none, residence 1. 105 Madison Avenue, 19th Floor, New York, NY 10016

(c)	Citizenship Delaware

(d)	Title of Class of Securities Not Applicable

(e)	CUSIP Number 70532Y204

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution that is the functional equivalent of any of the institutions listed in § 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 70532Y204	13G	Page 4 of 6 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

PN

Item 9.  Notice of Dissolution of Group.

As reflected on the Schedule 13G/A (Amendment No. 1) filed on February 14, 2017 by B Asset Manager, LP (“BAM”), BAM has previously filed as investment manager on behalf of the Senior Health Insurance Company of Pennsylvania, BBLN-Pedco Corp. and BHLN-Pedco Corp. (collectively, the “Former Investors”). BAM is no longer serving as investment manager to the Former Investors and, as such, they are no longer Reporting Persons filing as a group herein.

CUSIP No. 70532Y204	13G	Page 5 of 6 Pages

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 70532Y204	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2018

Date

B ASSET MANAGER, LP

By:	B Asset Manager GP LLC

By:	/s/ Mark Feuer
	Name: Title:	Mark Feuer Sole Member